"North West Company Fund – File No. 82-34737-rule 12g3-2(b) Filing"
EXEMPTION NUMBER 82-34737

NORTH WEST COMPANY FUND
PRESS RELEASE

FOR IMMEDIATE RELEASE

NORTH WEST COMPANY FUND ANNOUNCES AMOUNT OF SPECIAL DISTRIBUTION

Winnipeg, February 16, 2007: North West Company Fund (the "Fund") is pleased to announce that the amount of a special distribution referred to in the 2006 third quarter press release and report to unitholders will be $0.10 per unit payable to unitholders of record on December 31, 2006, distributable by February 23, 2007.

The North West Company Inc. (NWC) is a leading retailer of food and everyday products and services to rural communities and urban neighborhoods across Canada and Alaska. NWC operates 200 stores under a number of trading names, including Northern, NorthMart, Giant Tiger and AC Value Center, and provides catalogue shopping services through its *Selections* catalogue in northern Canada.

The units of the Fund trade on the TSX Toronto Stock Exchange under the symbol "NWF.UN".

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For more information contact:
Edward Kennedy, President & CEO, The North West Company
phone (204) 934-1482; fax (204) 934-1317; email ekennedy@northwest.ca

Léo Charrière, Executive Vice-President, and CFO, The North West Company
phone (204) 934-1503; fax (204) 934-1455; email lcharriere@northwest.ca

John King, Vice-President, Finance & Secretary, The North West Company
Phone (204) 934-1397 ; fax (204) 934-1455 ; email jking@northwest.ca

or visit on-line at www.northwest.ca